Exhibit 99.2

August 25, 2005

To All Shareholders

5-1, Nihonbashi-honcho 3-chome, Chuo-ku, Tokyo, Japan

Sankyo Company, Limited

Takashi Shoda, President

Request for Submission of Share Certificates in Connection with the Share Transfer

In the ordinary general shareholders’ meeting held on June 29, 2005 (Wednesday), Sankyo Company, Limited resolved to implement a share transfer on September 28, 2005 jointly with Daiichi Pharmaceutical Co., Ltd., and thereby establish a joint holding company—DAIICHI SANKYO COMPANY, LIMITED—under which both companies will become wholly owned subsidiaries of DAIICHI SANKYO.

As a result of the share transfer, Sankyo’s share certificates will become void on September 28, 2005, when the share transfer is implemented in accordance with the Commercial Code of Japan and DAIICHI SANKYO shares (new shares) are allocated.

Regarding the procedures related to these processes, we request that you review the attached Guide to the Submission of Share Certificates and then present all of your share certificates to Sankyo’s share transfer agency (UFJ Trust Bank Limited) within the share certificate submission period.

                    Information and Notice

1. In any of the following four cases, you are not required to submit share certificates.

(1) Shareholders who have deposited all share certificates with the Japan Securities Depository Center, Inc. (JASDEC)

(2) Shareholders who own only registered shares less than one unit

(3) Shareholders who own only shares for which an application has been made for the nonissuance of share certificates

(4) Shareholders whose situations correspond to combinations of cases (1), (2), and/or (3).

2. During the period of time from the submission of share certificates until the receipt of new shares, shareholders will not be able to sell or otherwise conduct transactions involving their shares. (New shares are scheduled to be sent out on November 16, 2005 (Wednesday)).

If you plan to sell your shares during that period, you may register by mid-September to deposit your shares with JASDEC. If you do so, you will be able to sell the new DAIICHI SANKYO shares allotted to you on or after September 28. However, such sales will be possible only for full trading units of 100 shares.

3. Requests for the purchase of shares less than one unit may be made and responded to, regardless of whether the shares are deposited with JASDEC on or after September 28.

Guide to the Submission of Share certificates

1. Method of Allotting “DAIICHI SANKYO COMPANY, LIMITED” Shares

Sankyo shareholders recorded in the final register of shareholders on September 27, 2005 (Tuesday) will be allocated 100 shares of DAIICHI SANKYO for every 100 shares of Sankyo (in other words, the share transfer ratio is 1 share of DAIICHI SANKYO for 1 share of Sankyo)

The trading unit for the new shares will be 100 shares.

[Example] If you have 1,234 shares in Sankyo:

Share transfer ratio: Sankyo 1 share = DAIICHI SANKYO 1 share

1,234 Sankyo shares x 1 = 1,234 DAIICHI SANKYO shares

(1) If you have 1,200 shares in certificates and 34 shares of registered shares and submit the 1,200 shares in certificates:

a. Regarding the 1,200 DAIICHI SANKYO shares, you will be sent 12 share certificates of DAIICHI SANKYO, one for every 100 shares (the trading unit). This will be done without your specific instructions, and the share certificates are scheduled to be sent out on November 16, 2005 (Wednesday)

b. Regarding the remaining 34 DAIICHI SANKYO shares, these shares will be recorded in the register of shareholders as registered shares not constituting a full unit.

(2) If you have deposited your shares with JASDEC

1,234 shares of DAIICHI SANKYO: They will all be recorded in the register of beneficial shareholders as well as in your securities company account.

2. Schedule of Share Transfer and Trading of Shares in the Market

Trading of shares is scheduled to be as described in the following table. Please give due consideration in advance to scheduled temporary share trading restrictions.

Date	Event	Trading of shares in the market
August 26 (Friday), 2005	Start of submission of share certificates of Sankyo	Sankyo stock may be traded on stock exchanges until September 20 (Tuesday).

September 20 (Tuesday), 2005	Final day of Sankyo stock trading

September 21 ( Wednesday), 2005	Delisting date of Sankyo stock	From September 21 (Wednesday) trading of Sankyo stock will not be possible.

September 27 (Tuesday), 2005	Final day for submissions of share certificates of Sankyo

September 28 (Wednesday), 2005	Effective date of share transfer Listing of DAIICHI SANKYO Shares	DAIICHI SANKYO shares for which application has been made for registration with JASDEC by mid-September 2005 may be sold in the form of DAIICHI SANKYO shares from September 28 (Wednesday).

November 16 (Wednesday), 2005	Date for beginning the distribution of DAIICHI SANKYO shares	When you receive the Daiichi Sankyo shares, you will be able to sell your shares.

3. Share Certificate Submission Time Period: August 26, 2005 (Friday) through September 27, 2005 (Tuesday)

In the case of share certificate submissions by mail, submissions postmarked on September 27 (Tuesday) will be considered to have been submitted within the time period.

Please note that once the share certificates of Sankyo have been submitted, you will not be able to sell or otherwise conduct transactions involving your shares until you receive your new shares. (New shares are scheduled to be dispatched on November 16, 2005 (Wednesday)).

If you plan to sell your shares during that period, you may register by mid-September to deposit your shares with JASDEC. If you do so, you will be able to sell the new DAIICHI SANKYO shares allotted to you on or after the allotment date of September 28 (Wednesday).

However, such sales will only be possible for full trading units of 100 shares. Application for the purchase of shares less than one unit may be made from September 28 (Wednesday), regardless of whether or not the shares are deposited with JASDEC.

4. Office Handling Share Certificate Submission and Inquiries

Office of share transfer agent

UFJ Trust Bank Limited

Share Transfer Agency Department

10-11, Higashisuna 7-chome, Koto-ku, Tokyo 137-8081

Tel: +81-3-5683-5111

(Toll-free number in Japan: 0120-232-711)

Forwarding Office

Domestic branch offices of UFJ Trust Bank Limited

Head office and domestic branch offices of Nomura Securities Co., Ltd.

(Please note that Sankyo itself will not directly handle these procedures.)

Due to a merger, UFJ Trust Bank will be renamed Mitsubishi UFJ Trust Bank from October 1, 2005, but this will not result in any changes to the share transfer procedures.

5. Method for Submitting Sankyo Share Certificates

(1) Submission Method

a. If you submit share certificates

•	Complete the enclosed “Share Certificate Submission Form” and affix a registered seal impression (signature) where indicated on the form, place all your share certificates in the envelope, and send it to the business place handling the share transfer or one of the forwarding offices.

•	If the shares and “Share Certificate Submission Form” are to be sent by post, please use the enclosed envelope (addressed to a Tokyo post office box), and send it by simple registered mail. (The postage will be paid by the receiver, so no stamp need be used.)

If you deposit your shares with JASDEC or register by mid-September for the use of that system, you need not submit your share certificates.

Regarding the deposit of shares with JASDEC, we request that you consult with your securities company in a timely manner.

b. If your share certificates are entrusted for safekeeping at a securities company

•	Present the “Share Certificate Submission Form” and “Safekeeping Entrustment Form” (if you have such a form available) to your securities company and consult with them.

Notice for the Submission of Share Certificates

(1) Please submit (or post) your share certificates to the office of the share transfer agent or one of the forwarding offices after having gathered all your share certificates together.

(2) If submitting non-registered share certificates, please be sure to attach a Share Transfer Request Form (Shareholder Certificate)*.

(3) Please note that once share certificates have been submitted, it will be impossible to cancel the submission, return the certificates, change the name of the person submitting the certificates, or make any other such change.

(4) If your address has changed, please be sure to submit a Change of Address Form*.

*  These forms can be obtained at the office of the share transfer agent or one of the forwarding offices. It can also be obtained over the Internet at the UFJ Trust Bank’s website—http://www.ufjtrustbank.co.jp.

(2) Issuance of Receipt Tickets for Submitted Share Certificates

Receipts will be issued to those submitting share certificates. Please carefully preserve these receipts until you receive your new shares or official notice of your new share allocation.

However, the receipts may not be exchanged for new share certificates, sold, assigned or pledged.

(3) Loss of Share Certificates and other Obstacles to Submission of Share Certificates

You may obtain new share certificates by going through such processes as the public objection notification process (Commercial Code, articles 368-2 and 216-1) or the share certificate loss registration process and other processes. Should you encounter such obstacles to submission, please be sure to directly contact the office of the share transfer agent or one of the forwarding offices regarding this matter before the end of the share certificate submission period (August 26, 2005 (Friday) through September 27, 2005 (Tuesday)).

6. Time and Method of New Share Issuance

New share certificates will be issued with the following conditions.

(1) Your share certificates were submitted during the share certificates submission period

New share certificates and a “Notice Regarding New Share Allotment due to Share Transfer” are scheduled to be sent to the notified address or the nominated address as addressee on November 16, 2005 (Wednesday). (New share certificates will be sent by registered mail.)

If your shares are deposited with JASDEC, then your securities company account will be credited with the allocated shares on the day of the share transfer (September 28, 2005 (Wednesday)).

Regarding the results of share allocations, please refer to the “Notice Regarding Share Allocation Due to Share Transfer,” which is scheduled to be sent on November 16, 2005 (Wednesday).

(2) Your share certificates were not submitted during the share certificates submission period

On or after November 16, 2005 (Wednesday), DAIICHI SANKYO will begin procedures for accepting old share certificates and exchanging them for new share certificates. You are therefore requested to visit the office of the share transfer agent for DAIICHI SANKYO or one of the forwarding offices and request this service.

Please note that exchange for of new share certificates will require approximately 10 days.

In addition, those wishing to register the shares at the time of the exchange should attach a Share Transfer Request Form (Shareholder Certificate) to their applications for the share exchange.

(3) The sum of registered shares not constituting a full unit surpasses 100 shares

If you hold shares of both Sankyo and Daiichi and the sum of shares less than one unit created through the separate allocation of shares in each of those companies surpasses 100 shares, then DAIICHI SANKYO will send you a share certificate representing a full unit of shares in or after early December by registered mail.

*	If your shares in both Sankyo and Daiichi Pharmaceutical are deposited with JASDEC, then the number of new shares will be recorded in your securities company account.

7. Requests for the Purchase of Shares Not Constituting a Full Unit and Supplemental Sales of Shares Not Constituting a Full Unit

(1) Requests for purchase of Sankyo shares not constituting a full unit

Date	Treatment of purchase requests
By September 20 (Tuesday), 2005	Based on Sankyo’s share handling regulations, the requests will be handled as previously.
From September 21 (Wednesday) through September 27 (Tuesday), 2005	Because trading in Sankyo shares on stock exchanges is scheduled to be terminated, requests for the purchase of shares not constituting a full unit will not be handled during this period of time.

*	If you have deposited the share certificates with JASDEC, then requests for the purchase of shares not constituting a full unit are submitted via your securities company, and you should ask your securities company about time-period limits for handling such requests

(2) Requests for supplemental sales of Sankyo shares not constituting a full unit

Please note that Sankyo does not have a system for handling supplemental sales of shares not constituting a full unit.

(3) Requests for purchase of DAIICHI SANKYO shares not constituting a full unit

Date	Treatment of purchase requests
From September 28 (Wednesday) through November 15 (Tuesday), 2005

Requests will be handled based on DAIICHI SANKYO’s share handling regulations (The purchase price will be the closing price on the Tokyo Stock Exchange (TSE) on the day when the purchase request application arrives at the office of the company’s share transfer agent or one of the other forwarding offices. If there are no transactions in the company’s stock on that day, then the price of the first subsequent transaction will be used).

Please note that the payment of this price is scheduled to be made on November 21, 2005 (Monday). If you have submitted your share certificates during the share certificate submission period, please present your request together with your receipt ticket from the submission process.

From November 16 (Wednesday), 2005	Requests will be handled based on DAIICHI SANKYO’s share handling regulations.

(4) Requests for supplemental sales of DAIICHI SANKYO shares not constituting a full unit

DAIICHI SANKYO will begin accepting requests for supplemental sales of its shares not constituting a full unit beginning from December 1, 2005 (Thursday). Requests cannot be accepted during the period from September 28, 2005 (Wednesday), through November 30, 2005 (Wednesday).

In addition, if the number of shares needed to respond to requests for supplemental sales of shares not constituting a full unit received on a single day exceeds the number of shares of treasury stock held by DAIICHI SANKYO on that day, it will not be possible to comply with any such requests on that day. Accordingly, those wishing to request supplemental sales of shares less than one unit should consult with the share transfer agent in advance.

8. Handling of Shareholders’ Reporting-Related Documents

Shareholders’ certificates, beneficial shareholders’ certificates, dividend payment specification sheets, and other reporting documents Sankyo has received from shareholders will all be transferred simultaneously to DAIICHI SANKYO on the share transfer date (September 28, 2005 (Wednesday)).